UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

TRX, Inc.

File Nos. 333-124741 and 000-51478 - CF#28813

TRX, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 9, 2005, as amended, and multiple 34 Act reports filed between February 22, 2006 and May 9, 2012.

Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17	S-1	June 17, 2005	through December 31, 2017
10.21	S-1	June 24, 2005	through January 5, 2015
10.40	S-1	June 17, 2005	through January 5, 2015
10.41	S-1	June 17, 2005	through January 5, 2015
10.42	S-1	June 17, 2005	through January 5, 2015
10.43	S-1	June 17, 2005	through January 5, 2015
10.44	S-1	June 17, 2005	through January 5, 2015
10.47	S-1	June 17, 2005	through January 5, 2015
10.48	S-1	June 17, 2005	through January 5, 2015
10.50	S-1	June 17, 2005	through January 5, 2015
10.51	S-1	June 17, 2005	through January 5, 2015
10.52	S-1	June 17, 2005	through January 5, 2015
10.53	S-1	June 17, 2005	through January 5, 2015
10.54	S-1	June 17, 2005	through January 5, 2015
10.55	S-1	June 17, 2005	through January 5, 2015
10.56	S-1	June 17, 2005	through January 5, 2015
10.64	S-1	August 18, 2005	through January 5, 2015
10.7	10-K	February 22, 2006	through January 5, 2015
10.1	10-Q	May 4, 2006	through January 5, 2015
10.15	10-K	February 21, 2007	through January 5, 2015
10.1	10-Q	November 8, 2007	through January 5, 2015
10.8	10-K	March 11, 2008	through December 31, 2017

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	10-K	March 11, 2008	through January 5, 2015
10.1	10-Q	November 14, 2008	through December 31, 2017
10.2	10-Q	November 14, 2008	through January 5, 2015
10.11	10-K	February 23, 2009	through January 5, 2015
10.12	10-K	February 23, 2009	through January 5, 2015
10.3	10-Q	May 20, 2009	through January 5, 2015
10.4	10-Q	May 20, 2009	through January 5, 2015
10.1	10-Q	August 14, 2009	through January 5, 2015
10.18	10-K	March 9, 2010	through January 5, 2015
10.1	10-Q	May 13, 2010	through January 5, 2015
10.1	10-Q	August 13, 2010	through January 5, 2015
10.5	10-Q	November 12, 2010	through January 5, 2015
10.14	10-K	March 1, 2011	through January 5, 2015
10.29	10-K	March 1, 2011	through January 5, 2015
10.30	10-K	March 1, 2011	through January 5, 2015
10.2	10-Q	May 16, 2011	through January 5, 2015
10.3	10-Q	May 16, 2011	through January 5, 2015
10.6	10-Q	May 16, 2011	through January 5, 2015
10.2	10-Q	August 11, 2011	through January 5, 2015
10.1	10-Q	November 10, 2011	through January 5, 2015
10.4	10-Q	November 10, 2011	through December 31, 2017
10.5	10-Q	November 10, 2011	through December 31, 2017
10.6	10-Q	November 10, 2011	through January 5, 2015
10.38	10-K	March 6, 2012	through January 5, 2015
10.1	10-Q	May 9, 2012	through January 5, 2015
10.2	10-Q	May 9, 2012	through January 5, 2015
10.3	10-Q	May 9, 2012	through January 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director